UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64482/May 13, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14271

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In the Matter of   :
                                         :
BIO-LIFE LABS, INC.,   :
BSI2000, INC.,   :   ORDER SETTING PREHEARING
CALAIS RESOURCES, INC.,   :   CONFERENCE AND MAKING
EGX FUNDS TRANSFER, INC.,   :   FINDINGS AND REVOKING
FISCHER IMAGING CORP.,   :   REGISTRATIONS OF FIVE
GREAT WESTERN LAND RECREATION, INC. :   RESPONDENTS BY DEFAULT
  (A/K/A GREAT WESTERN LAND AND   :
  RECREATION, INC.), and   :
ID-CONFIRM, INC.   :
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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 24, 2011, alleging that Respondents failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. All Respondents were served with the OIP by March 25, 2011. The Commission has directed an Initial decision by July 25, 2011.

All Respondents, except Bio-Life Labs, Inc. (Bio-Life), and Calais Resources, Inc. (Calais Resources), are in default, and I find the allegations in the OIP to be true as to them because they did not file an Answer, did not attend a prehearing conference on May 10, 2011, and have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). On March 18, 2011, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Bio-Life. See Bio-Life Labs, Inc., Exchange Act Release No. 64093. Calais Resources filed an Answer on March 9, 2011, and participated in prehearing conferences on March 29 and May 10, 2011, where it represented that it is working to make the required filings. It filed a Form 10-K on May 9, 2011.

Findings of Fact and Conclusions of Law

BSI2000, Inc. (BSIO)[1], Central Index Key (CIK) No. 1099780, is a void Delaware corporation located in Evergreen, Colorado, with a class of securities registered with the

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[1] The short form of each issuer's name is also its stock symbol.

Commission pursuant to Exchange Act Section 12(g). BSIO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2005, which reported a net loss of $3,798,795 for the prior year. As of February 16, 2011, the common stock of BSIO was quoted on OTC Link, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

EGX Funds Transfer, Inc. (EGXF), CIK No. 1081227, is a void Delaware corporation located in Boulder, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EGXF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2002, which reported a net loss of $1,767,674 for the prior nine months.[2] As of February 16, 2011, the common stock of EGXF was quoted on OTC Link, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c211(f)(3).

Fischer Imaging Corp. (FIMG), CIK No. 750901, is a forfeited Delaware corporation located in Broomfield, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FIMG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2006, which reported a net loss of $2,950,000 for the prior nine months. On August 22, 2006, FIMG filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Colorado, which was terminated on August 16, 2010. On November 15, 2004, FIMG consented to the entry of a cease and desist order against committing or causing any violations of Section 17(a) of the Securities Act of 1933, Exchange Act Sections 10(b), 13(a), 13(b)(2)(A), 13(b)(2)(B), 13(b)(5), and Exchange Act Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 thereunder. Fischer Imaging Corp., Admin. Proc. No. 3-11736 (Nov. 15, 2004). As of February 16, 2011, the common stock of FIMG was traded on the over-the-counter markets.

Great Western Land Recreation, Inc. (a/k/a Great Western Land and Recreation, Inc.) (GWES), CIK No. 854882, is a Nevada corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GWES is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006, which reported a net loss of $1,646,714 for the prior nine months.[3] As of February 16, 2011, the common stock of GWES was quoted on OTC Link, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

id-Confirm, Inc. (IDCO), CIK No. 1111696, is a revoked Nevada corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IDCO is delinquent in its periodic filings with the Commission,

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[2] I am taking official notice of this net loss figure. The net loss shown in the OIP, $2,262,116, is the net loss available to common shareholders. 17 C.F.R. § 201.323.

[3] I am taking official notice of this net loss figure. The net loss shown in the OIP, $1,723,042, is the net loss available to common shareholders. 17 C.F.R. § 201.323.

having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of $4,423,707 for the prior nine months. As of February 16, 2011, the common stock of IDCO was quoted on OTC Link, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c211(f)(3).

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Based on the facts and law set forth above, these Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of BSIO, EGXF, FIMG, GWES, and IDCO is both necessary and appropriate.

Order

I ORDER a telephonic prehearing conference at 3:00 p.m. EDT on Friday, June 24, 2011, to determine whether it will be possible for Calais Resources, Inc. to bring its periodic filings with the Commission current before I must issue an Initial Decision; and

I FURTHER ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of BSI2000, Inc., EGX Funds Transfer, Inc., Fischer Imaging Corp., Great Western Land Recreation, Inc. (a/k/a Great Western Land and Recreation, Inc.), and id-Confirm, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge